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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-69482

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Kenmar Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

845 Third Avenue, Suite 1703
(No. and Street)

New York,	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Cox	(212) 596-3480	rcox@kenmarsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 AVENUE OF THE STARS STE 800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Robert Cox</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Kenmar Securities, LLC</u>, as of <u>12/31</u>, 2 <u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Robert C. Cox

Title:

Managing Director

_____
Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Kenmar Securities, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025

Financial Statements and Supporting Schedules
Pursuant to Rule 17a-5 (d) of the Securities and Exchange Commission
For the Year Ended December 31, 2025

KENMAR SECURITIES, LLC

TABLE OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2025





DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Kenmar Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kenmar Securities, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 25, 2026

KENMAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS		
Cash	$	58,243
Accounts receivable		6,759
Private placement receivable		355,346
Deferred settlement receivable		25,000
Prepaid expenses		927
Total assets	$	446,275
LIABILITIES & MEMBER'S EQUITY		
Commissions payable	$	342,311
Accounts payable		11,270
Accounts payable related party		6,502
Accrued expenses		12,042
Total liabilities		372,125
Member's equity		74,150
Total liabilities and member's equity	$	446,275

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES	
Sales commissions and introductory fees	$ 6,499,230
Reimbursement of expenses	100,839
Total revenues	6,600,069
EXPENSES	
Commission expense	5,981,178
Regulatory and license fees	21,977
Professional fees	68,017
Other	122,292
Total expenses	6,193,464
NET INCOME	$ 406,605

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Member's Equity
Balance at December 31, 2024	$ 36,878
Net income	406,605
Member's contributions	63,000
Member's withdrawals	(432,333)
Balance at December 31, 2025	$ 74,150

KENMAR SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025

Cash flows from operating activities:	
Net income	$ 406,605
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Decrease in accounts receivable	249
Increase in deferred settlement receivable	(25,000)
Increase in private placement receivable	(279,846)
Increase in accounts payable	10,834
Increase in accounts payable related party	6,146
Decrease in accrued expenses	(1,623)
Increase in commissions payable	278,136
Net cash provided by operating activities	395,501
Cash flows from financing activities:	
Member distributions	(432,333)
Member contributions	63,000
Net cash used in financing activities	(369,333)
Cash flows from investing activities:	0
Net increase in cash	26,168
Cash, December 31, 2024	32,075
Cash, December 31, 2025	$ 58,243

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ 0
Income taxes	$ 0

See accompanying notes to financial statements

FOR THE YEAR ENDED DECEMBER 31, 2025

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, LLC (the "Company") is a Delaware limited liability company, and is wholly owned by Kenmar Olympia, LLC ("KOL" or "Parent.")

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies and introducing and referring investors to affiliated and unaffiliated managers and other private placements. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Financial Accounting Standards Board Accounting Standards Codification ("The Codification") is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C. Cash

The Company maintains its cash with City National Bank. In the event of the financial institution's insolvency, the Company's recovery of the cash balance on deposit may be limited to account insurance or other protection afforded such deposits. The current protection limit offered by the FDIC is $250,000 per depositor per insured bank and any excess amount on deposit over $250,000 is not covered by account insurance. Management selects financial institutions that in the view of management are financially stable.

D. Revenue Recognition

Sales commissions and fee revenues are recognized as income when received in accordance with the terms of the applicable agreement, and the Company's associated performance obligations are completed. The Company records reimbursements from registered representatives as income for certain expenses incurred by the Company in accordance with contractual agreements.

From time to time, the Company receives securities in the form of common stock, warrants or a combination of both of these securities as compensation for various types of services performed by the Company. The Company records these funds when received under the terms of each assignment or engagement, typically the closing date of the transaction. The securities received are initially recorded at their fair value and valued again at the balance sheet date with the difference recognized as an unrealized gain or loss until disposition. During the calendar year ended December 31, 2025, the Company had no exposure to securities.

E. Accounts Receivable

Account receivable consists of fees due from customers and are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectable accounts are immaterial.

6

Note 1.   GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

E.   Accounts Receivable (Continued)
The Company's Private Placement Receivable balance at December 31, 2025 is $355,346 of which $342,311 is accrued as commissions payable, and the income was included in the sales commission and introductory fees balance as shown on the Statement of Income.

F.   Leases

The Company holds a month-to-month lease for office space and can be canceled with 30 days' notice. The Company records its shared expenses monthly as billed.

G.   Income Taxes

The Company, as a single member LLC, is a disregarded entity for tax purposes. As such, the income or loss of the disregarded entity is reported on the federal and state income tax returns of its sole member. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

Note 2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also requires that the Company maintains minimum net capital of $5,000. On December 31, 2025, the Company had net capital of $28,429 which was in excess of its required net capital by $23,429. The Company's ratio of aggregate indebtedness to net capital was 1.84 to 1.

Note 3   RELATED PARTY TRANSACTIONS

The Company has a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KOL. Under the terms of the Expense Agreement, KOL agreed to make available to the Company Support Services and Support Personnel (as defined in the agreement). KOL pays the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel (including the Chief Compliance Officer of the Company), rent sublease for $600 per month, utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. During the calendar year ended December 31, 2025 the amount paid by the Company to KOL for support services under the expense agreement was $121,915.

The Company has an amount payable to KOL of $6,502 and no specific terms apply to payments of amounts due to KOL; however, such amounts are settled periodically. It is possible that the terms of certain related-party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 4.   DEFERRED SETTLEMENT RECEIVABLE

In 2024, the Company prevailed in an arbitration hearing for a Statement of Claim filed in 2023 and filed a suit in the Southern District of NY Courts which confirmed the arbitration awarded. The Company was unable to determine the probability of receipt or estimable payment as collectability was not reasonably assured with international clients. During the year ended December 31, 2025, the Company recognized approximately six million dollars from the settlement for the services rendered in 2023 related to private placement fees.

Note 4.   DEFERRED SETTLEMENT RECEIVABLE (Continued)

This balance is included in sales commissions and introductory fees balance as shown on the Statement of Income. Furthermore, there is a $25,000 reserve balance withheld from the disbursement as part of the settlement and shown on the Statement of Financial Condition.

The reserve is for legal fees for an ongoing complaint from a representative for compensation. The Company feels that the claim is without merit and will defend its position.

Note 5.   INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 6.   RECENTLY ISSUED ACCOUNTNG PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States.   New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ended December 31, 2025, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.   The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. Management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7.   COMMITMENT AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit except for as mentioned in Note 4 as of December 31, 2025, or during the year then ended.

Note 8.   SEGMENT REPORTNG

The Company follows Accounting Standards Update 2023-07 – Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM" and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decision about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment.   The Managing Director & CCO of the Company makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their

Note 8.   <u>SEGMENT REPORTING (Continued)</u>

financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Note 9.   <u>SUBSEQUENT EVENTS</u>

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

SCHEDULE I - COMPUTATION of NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

Total member's capital	$74,150
Deduct items not allowable for net capital	
Prepaid assets & account receivables	(45,721)
Net capital	$ 28,429
Minimum net capital required – 6 2/3% of aggregate indebtedness	$ 1,988
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 28,429
Minimum net capital requirement	5,000
Excess net capital	$ 23,429
Total aggregate indebtedness	$ 29,814
Ratio of aggregate indebtedness to net capital	.07 to 1

There was no material difference between the net capital computation shown here and the net capital computation on the Company's most recently filed Form X-17A-5 Part II A dated December 31, 2025

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE SEC 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE SEC 15c3-3

The Company is in compliance with SEC Rule 15c3-3 as a non-covered firm because its business activities are limited to performing private placement of securities and consulting services. Accordingly, the Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b) (2) of Rule 15c2-4: (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Kenmar Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kenmar Securities, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Kenmar Securities, LLC's business activities are limited to performing private placements of securities and consulting services, and is in compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm"). The Company did not identify any exceptions to this assertion throughout the year ended December 31, 2025. Kenmar Securities, LLC's management is responsible for compliance with the exemption provisions, the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kenmar Securities, LLC's compliance with the exemption provisions and the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provisions of Footnote 74.

DCPA

DCPA

Century City, California
February 25, 2026

Kenmar Securities, LLC
Exemption Report

Kenmar Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is in compliance with SEC Rule 15c3-3 as a non-covered firm in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to §17 C.F.R. 240.15c3-3c its business activities are limited to performing private placements of securities and consulting services.

(2) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b) Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

(3) The Company did not identify any exceptions to the above throughout the year ending December 31, 2025.

Kenmar Securities, LLC

I, Robert C. Cox, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Robert C. Cox*

Robert C. Cox
Chief Compliance Officer